Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: July 30, 2021

SunPower PR Contact:

Sarah Spitz

sspitz@sunpower.com

832-444-7151

Wallbox PR Contact:

ICR, Inc.

WallboxPR@icrinc.com

SunPower and Wallbox Team Up to Integrate Solar and Home Electric Vehicle Charging

Strategic alliance enables SunPower to offer at-home EV charging as solar and EV adoption grow among like consumers

Homeowners can power EVs with electricity generated by their rooftop solar system, lowering household electricity costs and reducing strain on the grid

SAN JOSE, Calif. (July 29, 2021) – SunPower Corp. (NASDAQ:SPWR), a leading solar technology and energy services provider, today announced it is teaming up with Wallbox, a leading provider of electric vehicle (EV) charging solutions, to make the switch to an electric lifestyle more convenient, affordable, and sustainable. Through the strategic alliance, new SunPower customers can opt to install a Wallbox home EV charger at the same time as their solar and/or storage system installation. SunPower will also act as a preferred solar and storage provider and EV charger installation provider for Wallbox customers.

Consumer adoption of EVs and solar energy is growing rapidly. Deloitte predicts that EV sales are expected to grow from 2.5 million in 2020 to more than 31 million by 2030, accounting for approximately 32 percent of new car sales. Following record growth in 2020, Wood Mackenzie predicts residential solar installations will grow 18 percent in 2021 alone. With strong consumer overlap — nearly 40 percent of EV drivers also have solar — SunPower and Wallbox will help meet growing demand for these products by integrating EV infrastructure into solar equipped homes.

“SunPower is committed to simplifying solar and storage; extending that to electric vehicle adoption is a natural next step,” said Peter Faricy, SunPower CEO. “As customer needs continue to evolve and expand, SunPower will develop and deliver the energy services needed to help meet them. Through our industry-leading products, best-in-class partnerships, and dedication to customer service, SunPower is making it easy and affordable to power our changing world with renewable energy.”

To travel 100 miles, the average EV requires the same amount of electricity an average American home uses each day to run appliances, computers, lights, heat and air conditioning, according to Pew Research. With 80 percent of car charging happening at home, leveraging solar power to charge an EV — rather than powering it with energy generated from fossil fuels — is more environmentally friendly, reduces strain on an already taxed grid, and can help homeowners reduce electricity costs.

For SunPower customers interested in installing a Wallbox charger, SunPower will assess the user’s home and electrical system to ensure it is compatible with home EV charging. Wallbox’s Pulsar Plus chargers come with a standard J1772 EV plug, an app allowing scheduled charging, and power sharing for two or more chargers with adjustable current output, making them a fit for all EV models.

As a preferred installer for Wallbox, SunPower expects to provide EV charging station installation services for Wallbox customers in regions where SunPower has installers and plans to expand its installation capacity in North America. EV charging customers without solar will also have the opportunity to add solar or storage to their homes through SunPower.

SunPower and Wallbox are currently exploring options for developing products and experiences to further integrate solar power with EV. Current discussions include backup power solutions and incorporating Wallbox’s pioneer bi-directional charging technology into SunPower systems.

“Making charging at-home easier and less expensive has always been core to Wallbox’s vision. Our alliance with SunPower will further enable us to achieve this goal and support rising EV adoption,” said Enric Asunción, Wallbox CEO and co-founder. “Combining EV charging with solar power is the natural next progression for our two industries and will make EV’s even more sustainable, not only benefiting our consumers but the planet.”

SunPower plans to begin installing EV chargers for new customers in Southern California this fall; the company expects to expand its offering to additional regions and states throughout 2021. To learn more about adding EV charging to your solar or installation, visit sunpower.com/wallbox.

About Wallbox

Wallbox is a global company, dedicated to changing the way the world uses energy in the electric vehicle industry. Wallbox creates smart charging systems that combine innovative technology with outstanding design and manage the communication between vehicle, grid, building and charger. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 60 countries. Founded in 2015, with headquarters in Barcelona, Wallbox’s mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. The company employs over 500 people in Europe, Asia, and the Americas.

For additional information, please visit www.wallbox.com.

About SunPower Headquartered in California’s Silicon Valley, SunPower (NASDAQ:SPWR) is a leading Distributed Generation Storage and Energy Services provider in North America. SunPower offers the only solar + storage solution designed and warranted by one company that gives customers control over electricity consumption and resiliency during power outages while providing cost savings to homeowners, businesses, governments, schools and utilities. For more information, visit www.sunpower.com.

Forward-Looking Statements This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding business plans and timelines and cost savings. These forward-looking statements are based on our current assumptions, expectations, and beliefs and involve substantial risks and uncertainties that may cause results to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, regulatory changes and the availability of economic incentives promoting use of solar energy and fluctuations or declines in the performance of our solar panels and other products and solutions. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (SEC) from time to time, including our most recent reports on Form 10-K and Form 10-Q, particularly under the heading “Risk Factors.” Copies of these filings are available online from the SEC or on the SEC Filings section of our Investor Relations website at investors.sunpowercorp.com. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

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